Exhibit 99.50

Licensing Agreement

This Licensing Agreement (this “Agreement”) is made effective as of May 18, 2022 between Notes Live, LLC (“Licensor”), a Colorado limited liability company located at 1755 Telstar Drive, Suite 501, Colorado Springs, CO 80920, and Roth Premium Foods, LLC (“Licensee”), a Colorado limited liability company located at 1830 Jet Stream Drive, Colorado Springs, CO 80921.

The parties agree as follows:

1.	GRANT OF LICENSE.

Licensor owns the trademark, tradename, and likeness of the Bourbon Brothers brand (the “Brand”). Examples and current uses of the Brand are attached to this Agreement as Exhibit A. In accordance with this Agreement, Licensor grants Licensee an exclusive license to use the Brand for packaged prepared foods products to be sold in retail grocery stores, superstores, big box stores, shopping club stores, and other retail outlets where food products are sold. Licensor retains title and ownership of the Brand.

2.	PAYMENT OF ROYALTY.

Licensee will pay to Licensor a royalty equal to $10,000 per month on a perpetual basis, so long as the Brand is being used for commercial purposes by Licensee. The royalty payment shall be due the 5th day of every month.

3.	MODIFICATIONS AND USES.

Licensee may not modify or change the Brand in any manner. In every instance where Licensee intends to use the Brand for commercial purposes, it must first retain approval from Licensor

4.	DEFAULTS.

If Licensee fails to abide by the obligations of this Agreement, including the obligation to make a royalty payment when due, Licensor shall have the option to cancel this Agreement by providing 30 days’ written notice to Licensee. Licensee shall have the option of preventing the termination of this Agreement by taking corrective action that cures the default, if such corrective action is taken prior to the end of the time period stated in the previous sentence, and if there are no other defaults during such time period.

5.	CONFIDENTIAL INFORMATION.

The term “Confidential Information” means any information or material which is proprietary to Licensor, whether or not owned or developed by Licensor, which is not generally known other than by Licensor, and which Licensee may obtain through any direct or indirect contact with Licensor. Regardless of whether specifically identified as confidential or proprietary, Confidential Information shall include any information provided by Licensor concerning the business, technology, and information of Licensor and any third party with which Licensor deals, including, without limitation, business records and plans, trade secrets, technical data, contracts, financial information, pricing structure, discounts, copyrights and intellectual property, strategic alliances, partners, and customer and client lists. The nature of the information and the manner of disclosure are such that a reasonable person would understand it to be confidential.

A.	“Confidential Information” does not include:

●	matters of public knowledge that result from disclosure by Licensor;

●	information rightfully received by Licensee from a third party without a duty of confidentiality;

●	information independently developed by Licensee;

●	information disclosed by operation of law;

●	information disclosed by Licensee with the prior written consent of Licensor;

●	any other information that both parties agree in writing is not confidential.

6.	PROTECTION OF CONFIDENTIAL INFORMATION.

Licensee understands and acknowledges that the Confidential Information has been developed or obtained by Licensor by the investment of significant time, effort, and expense, and that the Confidential Information is a valuable, special and unique asset of Licensor which provides Licensor with a significant competitive advantage, and needs to be protected from improper disclosure. In consideration for the receipt by Licensee of any Confidential Information, Licensee agrees as follows:

A.	No Disclosure.

Licensee will hold the Confidential Information in confidence and will not disclose the Confidential Information to any person or entity without the prior written consent of Licensor.

B.	No Copying/Modifying.

Licensee will not copy or modify any Confidential Information without the prior written consent of Licensor.

C.	Unauthorized Use.

Licensee shall promptly advise Licensor if Licensee becomes aware of any possible unauthorized disclosure or use of the Confidential Information.

D.	Application to Employees.

Licensee shall not disclose any Confidential Information to any employees of Licensee, except those employees who are required to have the Confidential Information in order to perform their job duties in connection with the limited purposes of this Agreement. Each permitted employee to whom Confidential Information is disclosed shall sign a non-disclosure agreement substantially the same as this Agreement at the request of Licensor.

7.	WARRANTIES.

In no event will Licensor be liable for direct, indirect, special, incidental, or consequential damages, that are in any way related to the Brand.

8.	NON-EXCLUSIVE LICENSE TO LICENSOR.

As of the effective date, Licensee grants back to Licensor a non-exclusive royalty-free license to use the Brand as Licensor sees fit, including for the creation of other licensed works, which shall be limited to products which do not compete directly with the products offered by Licensee, specifically food products.

9.	TRANSFER OF RIGHTS.

This Agreement shall be binding on any successors of the parties. Neither party shall have the right to assign its interests in this Agreement to any other party unless the prior written consent of the other party is obtained.

10.	TERMINATION.

This Agreement may be terminated by Licensee by providing 180 days’ written notice to Licensor. However, this Agreement cannot terminate prior to January 1, 2024.

11.	ENTIRE AGREEMENT.

This Agreement contains the entire agreement of the parties and there are no other promises or conditions in any other agreement whether oral or written. This Agreement supersedes any prior written or oral agreements between the parties.

It is understood that the Parties to this Agreement were previously party to a jointly-owned entity between the Parties, Bourbon Brothers Meats, LLC. Bourbon Brothers Meats, LLC will be dissolved as a result of this Agreement, which supersedes any and all previous agreements between the Parties.

12.	AMENDMENT.

This Agreement may be modified or amended if the amendment is made in writing and is signed by both parties.

13.	SEVERABILITY.

If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid or enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

14.	WAIVER OF CONTRACTUAL RIGHT.

The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that party’s right to subsequently enforce and compel strict compliance with every provision of this Agreement.

15.	APPLICABLE LAW.

This Agreement shall be governed by the laws of the State of Colorado.

16.	SIGNATORIES.

This Agreement shall be signed on behalf of Licensor by JW Roth, it’s CEO and on behalf of Licensee by Mitchell Roth, it’s CEO and effective as of the date first above written.

Licensor:

Notes Live, LLC

By: /s/ JW Roth	Date:	5-17-22
JW Roth, CEO

Licensee:

Roth Industries, LLC

By: /s/ Mitchell Roth	Date:	May 17, 2022
Mitchell Roth CEO

Exhibit A

The below marks and applications are intended to be examples of approved uses of the marks, not an exhaustive list of potential uses, now-currently approved uses, or future applications of the Brand under this agreement.